Exhibit 12(b)

Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended	12 Months Ended
	Sept. 30	Sept. 30	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2006	2005	2004	2003	2002	2001
	- Thousands of Dollars -		- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$38,669	$51,347	$56,243	$69,904	$76,585	$65,620	$68,678
Other Interest (1)	5,852	6,275	2,597	1,263	1,820	273	441
Interest on Capital Lease Obligations	55,024	74,889	79,064	85,869	84,053	87,783	90,506
Total Fixed Charges	99,545	132,511	137,904	157,036	162,458	153,676	159,625

Net Income	57,408	77,853	48,267	46,127	128,913	55,390	77,778

Less:
Cumulative Effect of Accounting
Change - Net of Tax	-	(626)	(626)	-	67,471	-	470
Net Income from Continuing Operations	57,408	78,479	48,893	46,127	61,442	55,390	77,308

Add (Deduct):
(Income) Losses from Equity Investees (2)	(252)	(306)	(314)	(131)	(76)	17	700
Income Taxes	38,180	53,088	33,907	34,815	21,090	36,434	57,545
Total Fixed Charges	99,545	132,511	137,904	157,036	162,458	153,676	159,625

Total Earnings before Taxes
and Fixed Charges	$194,881	$263,772	$220,390	$237,847	$244,914	$245,517	$295,178

Ratio of Earnings to Fixed Charges	1.958	1.991	1.598	1.515	1.508	1.598	1.849

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.
(2) Truepricing. Inc. and Inncom International, Inc. (income) losses.